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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.3)


                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)



                                   64121N 10 9
                              --------------------
                                 (CUSIP Number)


                                December 31, 2001
                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)



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                                  Page 1 of 8

                                  SCHEDULE 13G

CUSIP No.  64121N 10 9                                         Page 2 of 8 Pages
          ------------
--------------------------------------------------------------------------------
1)          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Corey M. Horowitz
--------------------------------------------------------------------------------
2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|
                                                                    (b)    |_|

--------------------------------------------------------------------------------
3)          SEC USE ONLY

--------------------------------------------------------------------------------
4)          CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                                 5)   SOLE VOTING POWER

            NUMBER                    614,023
                                 -----------------------------------------------
            OF                   6)   SHARED VOTING POWER
            SHARES
            BENEFICIALLY              725,726 (See Item 4)
                                 -----------------------------------------------
            OWNED BY             7)   SOLE DISPOSITIVE POWER
            EACH
            REPORTING                 614,023
                                 -----------------------------------------------
            PERSON               8)   SHARED DISPOSITIVE POWER
            WITH:
                                      725,726 (See Item 4)
--------------------------------------------------------------------------------
9)          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,339,749 (See Item 4)
--------------------------------------------------------------------------------
10)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                         |_|

--------------------------------------------------------------------------------
11)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            17.9% (See Item 4)
--------------------------------------------------------------------------------
12)         TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------
                                  Page 2 of 8

                                  SCHEDULE 13G

CUSIP No.  64121N 10 9                                         Page 3 of 8 Pages
          ------------
--------------------------------------------------------------------------------
1)          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CMH Capital Management Corp.
--------------------------------------------------------------------------------
2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|
                                                                    (b)    |_|

--------------------------------------------------------------------------------
3)          SEC USE ONLY

--------------------------------------------------------------------------------
4)          CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
                                 5)   SOLE VOTING POWER

            NUMBER                    580,399
                                 -----------------------------------------------
            OF                   6)   SHARED VOTING POWER
            SHARES
            BENEFICIALLY              0
                                 -----------------------------------------------
            OWNED BY             7)   SOLE DISPOSITIVE POWER
            EACH
            REPORTING                 580,399
                                 -----------------------------------------------
            PERSON               8)   SHARED DISPOSITIVE POWER
            WITH:
                                      0
--------------------------------------------------------------------------------
9)          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            580,399
--------------------------------------------------------------------------------
10)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                         |_|

--------------------------------------------------------------------------------
11)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.8% (See Item 4)
--------------------------------------------------------------------------------
12)         TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------
                                  Page 3 of 8

                                  Schedule 13G
                                  ------------

ITEM 1(A).   NAME OF ISSUER:

             Network-1 Security Solutions, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02451

ITEM 2(A).   NAME OF PERSON FILING:

             This Statement is being filed by Corey Horowitz and CMH Capital Management Corp.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of Corey Horowitz is c/o CMH Capital Management Corp., 885 Third Avenue, New York, New York 10022. The address of the principal business office of CMH Capital Management Corp. is 885 Third Avenue, New York, New York 10022.

ITEM 2(C).   CITIZENSHIP:

             Corey Horowitz is a citizen of the United States of America. CMH Capital Management Corp. is a New York corporation.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.01 per share

ITEM 2(E).   CUSIP NUMBER:

             64121N 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) |_| Broker or dealer registered under Section 15 of the
                     Exchange Act.

             (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c) |_| Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act.

             (d) |_| Investment company registered under Section 8 of the
                     Investment Company Act.

             (e) |_| Investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E).

             (f) |_| Employee benefit plan or endowment fund in accordance with
                     Rule 13d-1(b)(1)(ii)(F).

             (g) |_| Parent holding company or control person in accordance with
                     Rule 13d-1(b)(ii)(G).

             (h) |_| Savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act.

             (i) |_| Church plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment Company Act.

             (j) |_| Group, in accordance with Rule 13d-1(b)(ii)(J).

ITEM 4.      OWNERSHIP.

(A)-(B) Corey Horowitz beneficially owns an aggregate of 1,339,749 shares of Common Stock, representing approximately 17.9% of the Common Stock outstanding. Mr. Horowitz is the record holder of 614,023 of such shares of Common Stock (including currently exercisable options and warrants for 42,550 and 85,220 shares, respectively), representing approximately 8.2% of the Common Stock outstanding. CMH Capital Management Corp. ("CMH"), a corporation whose sole stockholder and officer is Mr. Horowitz, is the record holder of 580,399 of such shares of Common Stock (including currently exercisable warrants for 424,936 shares), representing approximately 7.8% of the Common Stock outstanding. Horowitz Partners, a general partnership whose partners include Mr. Horowitz, is the record holder of 2,291 of such shares of Common Stock, representing less than 1% of the Common Stock Outstanding. Mr. Horowitz's spouse, Donna Slavitt, is the record holder of 143,036 of such shares of Common Stock (including 70,754 shares of Common Stock issuable upon conversion of Series E Preferred Stock of the Company and 70,754 shares of Common Stock upon exercise of currently exercisable warrants), representing less than 1.9% of the Common Stock outstanding.

             Percentages are computed based on 7,475,588 shares of Common Stock outstanding consisting of (i) 6,781,374 shares of outstanding Common Stock as reported by the Company in its Registration Statement on Form S-3 dated February 11, 2002; (ii) 70,754 shares of Common Stock issuable upon conversion of 35,377 shares of outstanding Series E Preferred Stock of the Company and (iii) 623,460 shares of Common Stock issuable upon exercise of outstanding options and warrants.

(C) By reason of his position as sole stockholder and officer of CMH, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by CMH. By reason of his position as a general partner of Horowitz Partners, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Horowitz Partners. By reason of being her spouse, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Donna Slavitt.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

ITEM 10.     CERTIFICATION.

             Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2002


                                            /s/ Corey M. Horowitz
                                            ------------------------------------
                                            Corey M. Horowitz


                                            CMH CAPITAL MANAGEMENT CORP.



                                            By: /s/ Corey M. Horowitz
                                                --------------------------------
                                                Corey M. Horowitz, President

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

             Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2002.


                                            /s/ Corey M. Horowitz
                                            ------------------------------------
                                            Corey M. Horowitz


                                            CMH CAPITAL MANAGEMENT CORP.



                                            By: /s/ Corey M. Horowitz
                                                --------------------------------
                                                Corey M. Horowitz, President